UPDATE: Peace Arch Entertainment Appoints Co-Chairman Jeff Sagansky Interim CEO Pursuant to Management Restructuring

CEO Gary Howsam Placed On Administrative Leave

Toronto –  November 6, 2007 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution, announced today that entertainment industry veteran Jeff Sagansky, who was named Peace Arch co-chairman on September 1, 2007, has been named interim Chief Executive Officer by the Peace Arch Board of Directors pursuant to a management restructuring.

The appointment was made by the Board concurrently with Gary Howsam, the current Chief Executive Officer, being placed on administrative leave following his arrest yesterday in connection with a U.S. Federal Investigation into certain transactions between Comerica Bank and Mr. Howsam prior to his joining Peace Arch in 2003. The Board has emphasized that Peace Arch is not a party to the investigation and that these activities occurred in a time period preceding Mr. Howsam’s involvement with the Company.

Mr. Sagansky, a prominent entertainment industry veteran, joined Peace Arch with a highly successful career in entertainment and media.  He has held such prominent industry positions such as Chief Executive Officer of CBS Entertainment, Co-President of Sony Pictures Entertainment, President of TriStar Pictures and Senior Vice President of Programming at NBC.

In addition to Mr. Sagansky’s role, John Flock, who is currently serving as the Company’s President and Chief Operating Officer, based in Los Angeles, will operate in an expanded capacity, working directly with Mr. Sagansky. Since joining Peace Arch in May, 2004, Mr. Flock has helped set an aggressive strategy that resulted in a dramatic increase in the number productions, distribution agreements and acquisitions, including one of the largest independent English-language feature film libraries in the world.

 “While the Board of Directors is hopeful that Mr. Howsam will be able to clear his name in due course, it is business as usual at Peace Arch,” said Mr. Sagansky. “We have made significant advances over the last several quarters and we are highly optimistic about the future of this great company.”

Peace Arch Entertainment's expanding line up of feature films and long-form television programming includes the powerful ensemble drama "Winged Creatures," starring Kate Beckinsale, Forest Whitaker, Jennifer Hudson, Dakota Fanning, Guy Pearce and Jackie Earle Haley, and the film comedy "The Deal" from the best-selling Peter Lefcourt novel, with a cast that includes William H. Macy, Meg Ryan, LL Cool J and Elliott Gould, as well as the hit ten-part, multi-Emmy Award®-winning television series "The Tudors" starring Golden Globe® Award-winning actor Jonathan Rhys Meyers, which premiered to record audiences on Showtime in the US in April.

Other titles in Peace Arch's lineup of theatrical films include the drama "Chapter 27" starring Jared Leto and Lindsay Lohan, which world premiered at the 2007 Sundance Film Festival; and the romantic comedy "Watching the Detectives" starring Lucy Liu and Cillian Murphy, which world premiered at the 2007 Tribeca Film Festival in New York City.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent features films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT:

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact

Nicole Spracklin

Peace Arch Entertainment

Phone: (416) 783-8383, ext. 237

Email Contact: nspracklin@peacearch.com